

October 7, 2010

Mr. T. Rhett Evatt
President and Chief Executive Officer
201 East North Second Street
Seneca, South Carolina 29678

> **Re:** **Oconee Federal Financial Corp.**
> **Oconee Savings and Loan Association 401(k) Profit Sharing Plan**
> **Registration Statement on Form S-1**
> **Filed September 16, 2010**
> **File No. 333-169410**

Dear Mr. Evatt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include an updated consent of the independent auditors in the pre-effective amendment.

2.   Please file the state tax opinion of Cherry, Bekaert & Holland.

3.   In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

<u>Prospectus Cover Page</u>

<u>Offering Summary</u>

4.   We note your estimated net proceeds calculated at the adjustment maximum totaled $19.95 million. In addition, we note your gross offering proceeds of $20.95 million less estimated expenses of $0.77 million and $0.33 million equals $19.85 million. Please revise your disclosure to reflect the $19.85 million.

<u>How We Determined The Offering Range and the $10 Price per Share, page 6</u>

5.   Please expand to be more specific and substantive in your summary of the valuation and to clarify the aspects of your financial condition and results of operations McAuliffe Financial, LLC considered most notable in determining the value of Oconee Federal Savings and Loan Association. We note in the Conversion Valuation Appraisal Report that McAuliffe Financial took several downward adjustments for Oconee's market area, dividends, liquidity and marketing the issue. Please briefly describe specific aspects of the valuation that factored into the pricing of this offering. Provide expanded disclosure in the corresponding main section.

<u>How We Intend to Use the Proceeds From the Offering , page 17</u>

6.   Please be as specific as possible regarding the intended uses of the net proceeds. Disclose any current plans, intentions or understandings concerning investments, dividends, share repurchases or other specific uses. Provide a timetable for any such plans. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the main section, as appropriate.

<u>Market for the Common Stock, page 45</u>

7.   Please advise us of the status of your application for trading on the Nasdaq Capital Market.

Capitalization, page 48

8.   We note your footnotes to your pro forma disclosures here and in other parts of your filing. Please revise *all* pro forma disclosures to reference the pro forma adjustment to the appropriate footnote which clearly explains the assumptions involved.

9.   We note from your disclosure on page 48 that your equity as a percentage of pro forma total assets ranged from 20.11% to 21.60% at the minimum and adjusted maximum offering ranges. Please revise your filing to include your pro forma total assets and a footnote which clearly explain the assumptions involved in the pro forma adjustment for pro forma total assets.

Comparison of Valuation and Pro Forma Information With and
Without the Charitable Foundation, page 56

10.   We note your disclosure on page 56 that without the charitable foundation shares your valuation range would be $41.7 million at the minimum of the offering range to $64.8 million at the adjusted maximum of the offering range. In addition, we note from your disclosure on page 53 that the market value of shares issued to charitable foundation are included in the $40.8 million. Please provide us with your calculation of the valuation range without the charitable foundation shares using the same presentation as your tabular disclosure on page 53.

11.   We note from your disclosure on page 56 that estimated offering amount without foundation shares would range from $13.75 million to $21.39 million. In addition, we note your disclosure on page 14 of the prospectus that the number of shares offered without the charitable foundation would range from 1,427,600 to 2,221,800 at $10 per share. Please reconcile for us and revise to disclose the difference in the number of shares used to calculate the estimated offering amount on page 56 with the number of shares offered without the charitable foundation disclosed on page 14.

12.   Please revise your pro forma information with and without the charitable foundation table on page 56 to include references to footnotes which clearly explain the assumptions involved in each pro forma adjustment for the "without foundation" columns. Also, please revise to include footnotes for the pro forma total assets and pro forma financial ratios because these are not presented elsewhere in the filing.

Allocation of Allowance for Loan Losses, page 89

13.   We note your allocation of allowance for loan losses tabular disclosure on page 89. Please revise to present the allowance allocation required by Item IV.B of Industry Guide 3 for each of the last five years instead of three years, as required by the Industry Guide 3 instructions.

Description of Capital Stock of Oconee Federal Financial Corp.

General, page 155

14.   We note from your disclosure on page 155 that 2,754,480 shares will be held by persons other than Oconee Federal, MHC after the offering. Please provide us with a break out of the shares held by outside persons similar to your disclosure that 110,400 shares included were issued to Oconee Federal Charitable Foundation.

Part II
Exhibit 8.1

15.   Please file a signed and dated opinion in the next amendment.

16.   Please amend to delete the bankruptcy qualification paragraph in the tax opinion. It is inappropriate in a tax opinion.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lindsay McCord at 202-551-3417 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Kip A. Weissman, Esq.
Robert B. Pomerenk, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 780
Washington, D.C. 20015